FORM 6-K

                  SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549



                  REPORT OF FOREIGN ISSUER


                  Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




                  For April 19, 1999
                      May 3, 1999
                      May 10, 1999
                      June 8, 1999
                      June 17, 1999
                      1999 Proxy and Notice of Annual Meeting of Shareholders




                  NAM TAI ELECTRONICS, INC.
                  (Registrant's name in English)




            Unit 9, 15/F, Tower 1
            China Hong Kong City, 33 Canton Road
            TST, Kowloon, Hong Kong

NEWS RELEASE
CONTACT: MARK WASLEN
TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

           NAM TAI ELECTRONICS, INC. SHIPS GRAPHIC CALCULATORS TO T.I.

VANCOUVER, CANADA April 19, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced its first shipment of graphic calculators to Texas Instruments.

"Nam Tai is excited with its first shipment of TI Graphing Calculators and is optimistic that the Company will be a long term supplier of this important category of products to Texas Instruments" commented Nam Tai's Chairman, Mr. Murakami.

ANNUAL GENERAL MEETING DATE

Nam Tai's Annual General Meeting will be held at 11:30 a.m. on June 11, 1999 at the Peninsula Hotel, 700 5th Avenue at 55th Street, New York, New York. The record date for the annual meeting has been set as April 26, 1999.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectation regarding its long term supplier relationship is a forward looking statements the result of which is uncertain and dependant upon many factors including end-user demand, competitive pressures and changes in general economic conditions. Other factors that might cause differences in this and other forward looking statements include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organizers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. Further information is available from Nam Tai's web site at www.namtai.com.

NEWS RELEASE
CONTACT: MARK WASLEN
TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

                       NAM TAI ELECTRONICS, INC. ANNOUNCES
                   FIRST QUARTER RELEASE DATE OF MAY 10, 1999

VANCOUVER, CANADA May 3, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today indicated it will announce its first quarter results for the period ended March 31, 1999 before the market opens on Monday, May 10, 1999.

The Company will hold an analysts-only conference call on Monday, May 10, 1999 at 12:00 noon Eastern Time for analysts to discuss the first quarter results with management. Analysts who wish to receive the dial-in number for this conference call are invited to contact Ms. May Shang, at 1-800-661-8831 extension 207 no later than May 7, 1999 at 6:00 p.m. Eastern Time.

Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing 1-612-332-0523 just prior to its start time of 12:00 noon Eastern Time on Monday, May 10. Callers will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organizers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. Further information is available from Nam Tai's web site at www.namtai.com.

NEWS RELEASE
CONTACT: MARK WASLEN
TREASURER
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

         NAM TAI ELECTRONICS, INC. ANNOUNCES FIRST QUARTER 1999 RESULTS SALES FLAT, OPERATING INCOME DECREASES 24%, NET INCOME DECREASES 53%

VANCOUVER, CANADA May 10, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced first quarter results for the period ended March 31, 1999. Net sales for the first quarter of 1999 were $27.1 million, an increase of 3% compared to sales of $26.3 million for the first quarter 1998. Operating income decreased 24% to $2.5 million ($0.26 per share) compared to 1998 first quarter operating income of $3.3 million ($0.30 per share). Non-operating income decreased by $2.2 million to $389,000 ($0.04 per share) from $2.6 million ($0.23 per share). Net income decreased 53% to $2.8 million compared to $5.9 million in the first quarter of 1998. Basic and diluted earnings per share for the first quarter of 1999 were $0.29 compared to $0.53 for the first quarter of 1998.

"We previously indicated we expected a strong rebound in sales and profits in 1999" commented Nam Tai's Chairman, Mr. Murakami. "The 3% increase in sales in the first quarter is the first step in our rebound. Even though unit prices for products dropped significantly in the first quarter, we were still able to show small sales growth as a result of big increases in quantities shipped and by obtaining greater market share." He added "quantities of sales of LCD modules (the key major functioning modular in assembling cell phones and telephones etc.) started to increase considerably in the first quarter. Continued increases in component sales should significantly improve sales and profits in the future."

The first quarter 1999 gross profit margin was 22.0% compared to 25.1% in the first quarter 1998. The drop in gross profit margin reflected the more competitive environment in 1999 with reductions in selling prices continuing. Selling, general and administrative expenses were unchanged at $3.0 million or 11.1% of sales, compared to 11.4% of sales in the first quarter 1998. As a result of the increase in the Company's Original Design Manufacturing ("ODM") capabilities, research and development expenditures increased by $198,000 to $479,000 in the first quarter 1999 compared to $281,000 in the prior year period.

"We are pleased with the 22% gross profit margin in the first quarter 1999 given the competitive market conditions. This still exceeds our gross profit margin target of 20%," noted Mr. Murakami. "By tightly controlling our selling, general and administrative expenses we hope to maintain healthy operating profit margins."

Non-operating income in the first quarter 1999 dropped by $2.2 million to $389,000 in the first quarter 1999. The principal reasons for the decline were a drop in interest income of $464,000 as a result of lower cash balances and declining interest rates, no gains on disposals of assets in the first quarter of 1999, and other expenses increased during the quarter, including translation differences of $151,000 and donations of $129,000. The first quarter 1998 non-operating income included a gain of $966,000 from the sale of the Company's interest in Deswell Industries Inc.

The earnings per share calculations for the first quarter 1999 take into account the decrease in weighted average common shares outstanding and common stock equivalents from 11,132,000 in the first quarter of 1998 to 9,681,000 in the first quarter 1999. The reduction in shares outstanding resulted from the Company's share repurchase program which to date has resulted in 1,831,200 shares of the Company being repurchased and cancelled at an average price per share of $13.91.

The Company's financial position remains strong at March 31, 1999 with cash per share of $7.35 and book value per share of $13.41, based upon 9,284,523 common shares outstanding as of March 31, 1999. The Company had a cash to current liability ratio of 2.63:1, a current ratio of 3.88:1, a total assets to total liabilities ratio of 5.78:1 and no long-term debt.

Calculator sales were 58% of sales in the first quarter of 1999 compared to 64% in the first quarter of 1998. Subassemblies and components were 26% of sales in first quarter 1999 compared to 21% in the prior year period. The sales of personal organizers and linguistic products formed 12% of sales in the first quarter of 1999 compared to 15% in the first quarter of 1998. Sales by region in the first quarter of 1999 versus 1998 were to North America 46% versus 51%, Japan 9% versus 24%, Europe 12% versus 18%, Hong Kong 29% versus 2% and others 4% versus 5%.

IMPACT OF ALBATRONICS (FAR EAST) CO. LTD.

On December 2, 1998 the Company announced the completion of the acquisition of a majority interest in Albatronics (Far East) Co. Ltd. ("Albatronics"). Under
ordinary  circumstances,   Nam  Tai,  as  the  controlling  shareholder,   would
consolidate Albatronics' financial statements with Nam Tai's. Due to the continuing troubled financial condition of Albatronics and the possibility Albatronics could be would up within a short period, Nam Tai is equity accounting for its investment in Albatronics.

During the fourth quarter 1998, Nam Tai made a full provision against the remaining carrying value of Albatronics. As a result, there is no further impact to Nam Tai in the first quarter 1999 resulting from Albatronics'.

Albatronics has still not been able to reach an agreement with its bankers and major creditor to restructure its debts and may be liquidated within a very short period of time. As Nam Tai has not guaranteed any of Albatronics' debts and has fully written off this investment in 1998, the liquidation of Albatronics would not have a material impact on Nam Tai.

INVESTMENT IN GROUP SENSE (INTERNATIONAL) LIMITED ("GROUP SENSE")

On May 27, 1998 Nam Tai announced that it acquired approximately 20% of the outstanding shares of Group Sense, a Hong Kong publicly listed company (Hang Seng company #601), at $HK0.62 per share. Group Sense has not released its operating results for the six months ended March 31, 1999, therefore such results are not incorporated into Nam Tai's first quarter net income figure. Nam Tai is pleased to see that Group Sense's share price improved strongly in the last month.

DIVIDENDS

On April 16, 1999 the Company paid a quarterly dividend of $0.08 per share to shareholders of record on March 31, 1999. The record date for the second quarter dividend of $0.08 per share is June 30, 1999 and the payment date is on or before July 16, 1999.

ANNUAL GENERAL MEETING

As previously announced, Nam Tai's Annual Meeting of Shareholders will be held at 11:30 a.m. on June 11, 1999 at the Peninsula Hotel, 700 5th Avenue at 55th Street, New York, New York. The record date for the annual meeting is April 26, 1999. Proxy forms and 1998 Annual Reports will be sent out to shareholders on May 11, 1999.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. For example, the Company's expectations regarding its gross profit margin target, the strong rebound in sales and profits, increases in component sales and double digit sales growth are forward looking statements the results of which are uncertain and may fluctuate depending on many factors including changes in customer orders, sales mix, competitive pressures, material costs, and currency exchange rates. Other factors that might cause differences in this and other forward looking statements include, but are not necessarily limited to those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organisers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. Further information is available from Nam Tai's web site at www.namtai.com.

                                     -more-

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED MARCH 31, 1999 AND 1998
(In Thousands of U.S. Dollars except share data)
                                                               Unaudited
                                                    Three months ended March 31
                                                             1999          1998
                                                         --------      --------
Net sales ..........................................     $ 27,075      $ 26,280
Cost of sales ......................................       21,105        19,689
                                                         --------      --------

  Gross profit .....................................        5,970         6,591
                                                         --------      --------
Costs and expenses
 Selling, general and
   administrative expenses .........................        2,997         2,989
 Research and development expenses .................          479           281
                                                         --------      --------
                                                            3,476         3,270
                                                         --------      --------

Income from operations .............................        2,494         3,321

 Gain (loss) on disposal of property,
    plant and equipment ............................           (6)          340
 Other income (loss) - net .........................         (413)          998
 Interest income ...................................          808         1,272
                                                         --------      --------

Income before income taxes .........................        2,883         5,931
Income tax expense .................................          (75)          (66)
                                                         --------      --------
                                                            2,808         5,865

Share of results of associated company .............            0             0
Share of losses of unconsolidated subsidiary .......            0             0
                                                         --------      --------

Net income (loss) ..................................     $  2,808      $  5,865
                                                         ========      ========

Net income (loss) per share
    Basic ..........................................     $   0.29      $   0.53
                                                         ========      ========
    Diluted ........................................     $   0.29      $   0.53
                                                         ========      ========
Weighted average number of shares ('000')
    Basic ..........................................        9,659        11,116
    Diluted ........................................        9,681        11,132

                                                                         -more

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 1999 AND DECEMBER 31, 1998               Unaudited      Audited
(In Thousands of U.S. Dollars)                           March  31  December 31
                                                              1999         1998
                                                         ---------    ---------
ASSETS
Current assets:
  Cash and cash equivalents ..........................   $  68,265    $  71,215
  Accounts receivable, net ...........................      21,341       16,138
  Inventories ........................................       6,488        4,355
  Marketable investments .............................         270          513
  Prepaid expenses and deposits ......................       4,424        4,794
                                                         ---------    ---------
      Total current assets ...........................     100,788       97,015
                                                         ---------    ---------

Investment in unconsolidated subsidiary
  (less provision for impairment of value) ...........           1            1
Investment in associated company .....................      16,223       16,223

Property, plant and equipment, at cost ...............      48,740       48,117
 Less: accumulated depreciation and amortisation .....     (16,771)     (15,672)
                                                         ---------    ---------
                                                            31,969       32,445
                                                         ---------    ---------

Other assets .........................................       1,549        1,544
                                                         ---------    ---------

     Total assets ....................................   $ 150,530    $ 147,228
                                                         =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable ......................................   $   1,828    $     329
  Accounts payable and accrued expenses ..............      23,356       18,377
  Dividend payable ...................................         743          665
  Income tax payable .................................          77          105
                                                         ---------    ---------
     Total current liabilities .......................      26,004       19,476
                                                         ---------    ---------

Deferred tax liabilities .............................          56           56
                                                         ---------    ---------

Shareholders' equity:
  Common shares ......................................          93           98
  Additional paid-in capital .........................      80,044       80,044
  Advisor warrants granted ...........................         132            0
  Accumulated other comprehensive income (note 1) ....          42           45
  Retained earnings ..................................      44,159       47,509
                                                         ---------    ---------

     Total shareholders' equity ......................     124,470      127,696
                                                         ---------    ---------

     Total liabilities and shareholders' equity ......   $ 150,530    $ 147,228
                                                         =========    =========

                                                                      -more-

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THREE MONTHS ENDED MARCH 31, 1999 AND 1998
(In Thousands of U.S. Dollars)
                                                                 Unaudited
                                                    Three months ended March 31
                                                              1999         1998
                                                         ---------    ---------
CASH FLOWS FROM OPERATIONS
Net income ...........................................   $   2,808    $   5,865
                                                         ---------    ---------
Add/(deduct) adjustments to net income:
  Depreciation and amortisation ......................       1,241        1,061
  (Gain) loss on disposal of fixed assets ............           6         (340)
  (Gain) on marketable investments ...................         (52)           0
  (Gain) on disposal of Deswell shares ...............           0         (966)
  Changes in current assets and liabilities:
    Marketable securities ............................         295       (1,167)
    Accounts receivable ..............................      (5,180)      (2,848)
    Inventories ......................................      (2,133)       1,479
    Prepayments and deposits .........................         370       (1,723)
    Notes payable ....................................       1,499         (956)
    Accounts payable .................................       4,979       (2,410)
    Income taxes payable and deferred taxes ..........         (28)        (144)
                                                         ---------    ---------
                                                               997       (8,014)
                                                         ---------    ---------
               Net cash flows from operations ........       3,805       (2,149)
                                                         ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of Deswell Shares ...............           0        1,545
Proceeds on disposal of land in Hong Kong ............           0          298
Proceeds on disposal of fixed assets .................           0          370
Additions to fixed assets ............................        (636)        (436)
Other assets .........................................          (6)           0
                                                         ---------    ---------
               Net cash flow from investing ..........        (642)       1,777
                                                         ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Share buy-back .......................................      (3,870)      (3,970)
Redemption of shares .................................      (1,550)           0
Dividend paid ........................................        (688)           0
                                                         ---------    ---------
               Net cash flow from financing ..........      (6,108)      (3,970)
                                                         ---------    ---------
Foreign currency translation adjustments .............          (5)           0
                                                         ---------    ---------
Net change in cash and cash equivalents ..............      (2,950)      (4,342)
Cash and cash equivalents, beginning of period .......      71,215      102,411
                                                         ---------    ---------
Cash and cash equivalents, end of period .............      68,265       98,069
                                                         =========    =========

                                     -more-

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For Three months ended March 31, 1999 and 1998
(In Thousands of U.S. Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments.The comprehensive income of the Company was $2,805 and $5,865 for the three months ended March 31, 1999 and 1998, respectively.
2. Business segment information - The Company operates principally in only one segment of the consumer electronic products industry. A summary of the net sales, income (loss) from operations and identifiable assets by geographic areas is as follows:

                                                    Three months ended March 31
                                                            1999         1998
                                                       ---------    ---------
Net sales from operations within:
       - Hong Kong:
                Unaffiliated customers ................$  26,499    $  26,012

       - PRC, excluding Hong Kong:
            Unaffiliated customers ....................      576          268
            Intersegment sales ........................   24,585       24,401

       - Intersegment eliminations ....................  (24,585)     (24,401)
                                                       ---------    ---------

         Total net sales ..............................$  27,075    $  26,280
                                                       =========    =========

Income (loss) from operations within:
       - PRC, excluding Hong Kong .....................$   2,085    $   3,003
       - Hong Kong ....................................    1,445        1,464
       - North America ................................     (722)       1,398
                                                       ---------    ---------

         Total net income .............................$   2,808    $   5,865
                                                       =========    =========


                                                    At March 31, At December 31,
                                                           1999          1998
Identifiable assets by geographic area:
       - PRC, excluding Hong Kong .....................$  46,522    $  42,690
       - Hong Kong ....................................   46,334       85,419
       - North America ................................   57,674       19,119
                                                       ---------    ---------

         Total assets .................................$ 150,530    $ 147,228
                                                       =========    =========
                                                                        -end-
NEWS RELEASE
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

                   NAM TAI ELECTRONICS, INC. CORPORATE UPDATE


VANCOUVER,  CANADA June 8, 1999 -- Nam Tai  Electronics,  Inc. ("Nam Tai" or the
"Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced a general corporate update and positive outlook for future business.

STOCK PRICE
There are no corporate developments to account for the recent weakness in the share price. The Company's business is proceeding as usual. Nam Tai's Chairman, Mr. Murakami, commented, "Trading volume on the stock has increased but the Company's finances, management team, relationships with customers and future prospects remain unchanged. Our business plan for 1999 is proceeding on schedule and we continue to expect a strong rebound in sales and profits in 1999."

UPDATE ON ALBATRONICS RESTRUCTURING
In the event that Albatronics ceases operations, Namtai is interested in acquiring certain of the assets of that company to expand its manufacturing capacity. The Company's investment in Albatronics was fully written off in 1998 and the cessation of business by Albatronics is not expected to negatively impact Namtai's results as Nam Tai has not provided guarantees for any of Albatronics' debts.

UPCOMING ANALYST TRIP TO HONG KONG AND CHINA
The Company will be hosting a trip to Hong Kong and Shenzhen China to visit Nam Tai's facilities. The trip is being organized for the middle of August 1999. Interested analysts and investors are encouraged to contact the Company for further details about attending the trip.

DIVIDEND
As previously announced, the record date for the second quarter dividend of $0.08 per share is June 30, 1999 and the payment date is on or before July 16, 1999.

ANNUAL GENERAL MEETING
As previously announced, Nam Tai's Annual Meeting of Shareholders will be held at 11:30 a.m. on June 11, 1999 at the Peninsula Hotel, 700 5th Avenue at 55th Street, New York, New York. The record date for the annual meeting was April 26, 1999.

1998 CORPORATE MATERIALS
The 1998 annual report is available to interested investors. Also available is the company's corporate Video on VHS or CD ROM. These materials can be requested by contacting Nam Tai's Investor Relations Department by toll free telephone/ facsimile at 1-800-661-8831, or by e-mail through investor@namtai.com.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organizers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectations regarding the strong rebound in sales and profits are forward looking statements the results of which are uncertain and dependant upon many factors including changes in customer orders, sales mix, competitive pressures, material costs, and currency exchange rates. Other factors that might cause differences in this and other forward looking statements include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business
- Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

NEWS RELEASE
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

            NAM TAI ELECTRONICS, INC. PROVIDES UPDATE ON ALBATRONICS

VANCOUVER,  CANADA June 17, 1999 -- Nam Tai Electronics,  Inc. ("Nam Tai" or the
"Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced that after negotiations with all creditors including Nam Tai the board of directors of Albatronics (Far East) Company Limited ("Albatronics") has resolved that it was necessary to commence proceedings to voluntarily wind up Albatronics as a result of its inability to pay its debts.

"While we are disappointed that Nam Tai's efforts to work with Albatronics, its major creditor and Bankers to restructure Albatronics' debts have failed, we expect that the winding up of Albatronics will allow Nam Tai to recover some of its investment in Albatronics," commented Mr. Murakami, Nam Tai's Chairman. "Our investment in Albatronics was fully written off in 1998 and the Company has not provided guarantees for any of Albatronics' debts." He added, "we can now refocus on continuing to grow our own business and considering new acquisition opportunities in Asia and North America."

As previously announced, Nam Tai has commenced legal proceedings against Albatronics seeking compensation to recover its $10 million investment claiming damages for breach of representations, warranties and undertakings contained in the Subscription Agreement. Nam Tai believes that its investment in Albatronics should be treated as an unsecured debt of Albatronics and Nam Tai will share pro rata in the distribution of any proceeds with other unsecured creditors.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organizers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectation regarding the recovery of its investment in Albatronics is a forward looking statement the result of which is uncertain and dependant upon many factors including the liquidation value of Albatronics' assets and the success of Nam Tai in the legal proceedings. Other factors that might cause differences in this and other forward looking statements include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

-end-

                            NAM TAI ELECTRONICS, INC.

                             Unit 9., 15/F., Tower 1
                      China Hong Kong City, 33 Canton Road
                             TST, Kowloon, Hong Kong


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                                  June 11, 1999




     The Annual Shareholders Meeting of Nam Tai Electronics, Inc. (the "Company") will be held at the Peninsula Hotel in La Grande Salle room, 700 5th Avenue at 55th Street, New York, New York at 11:30 a.m. for the following purposes:

1. To elect five members of the Board of Directors to serve for the ensuing year;

2. To approve amendments to the Company's 1993 Stock Option Plan (the "Stock Option Plan") to increase by 425,000 shares the number of Common Shares that can be optioned and sold under the Stock Option Plan. A copy of the Stock Option Plan as so amended is attached as Exhibit A to the Proxy Statement accompanying this Notice;

3. To ratify the selection of Deloitte Touche Tomatsu as the independent public accountants of the Company for the year ending December 31, 1999;

4. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

         Only holders of common shares of record at the close of business on April 26, 1999 will be entitled to vote at the Meeting. Regardless of your plan to attend/not attend the Meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

By order of the Board of Directors



/s/ Tadao Murakami
Chairman of the Board of Directors

Dated April 26, 1999
Hong Kong

                            NAM TAI ELECTRONICS, INC.

                             Unit 9., 15/F., Tower 1
                      China Hong Kong City, 33 Canton Road
                             TST, Kowloon, Hong Kong
                                 PROXY STATEMENT


                     Meeting at 11:30 a.m. on June 11, 1999


         Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on June 11, 1999 at the Peninsula Hotel in La Grande Salle room, 700 5th Avenue at 55th Street, New York, New York at 11:30 a.m. (New York time). If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for the election of the five (5) nominees for directors named herein; for approval of amendments to the Company's 1993 Stock Option Plan (the "Stock Option Plan") to increase by 425,000 shares the number of Common Shares that can be optioned and sold under the Stock Option Plan; and for the approval of Deloitte Touche Tomatsu as the Company's independent accountants for the year ending December 31, 1999. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Chairman of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the Meeting.

         The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.

         The Company's annual report, including financial statements for its fiscal year ended December 31, 1998, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.

         The Company's annual report on Form 20-F for the year ended December 31, 1998, as filed with the United States Securities and Exchange Commission, is available without charge upon written request from the Investor Relations
Secretary of the Company at Suite 1500 - 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2. The Company's annual report on Form 20-F and other regulatory filings are also available through Electronic Data Gathering and Retrieval ("EDGAR") as electronically filed with the United States Securities and Exchange Commission.

         Holders of common shares of record at the close of business on April 26, 1999 will be entitled to vote at the Meeting and there were 9,250,323 common shares outstanding at that date. No business shall be transacted at any Meeting of shareholders unless a quorum of shareholders is present at the time when the Meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy representing at least one half of the votes of the common shares. Each common share is entitled to one vote. Management recommends a vote FOR the election of directors named; FOR approval of amendments to the Company's Stock Option Plan; and FOR the election of Deloitte Touche Tomatsu as independent accountants for the Company for the year ending December 31, 1999.

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

         The Company's directors are elected annually to serve until the next Annual General Meeting of Shareholders and until their successors are qualified and elected. The number of directors authorised by Nam Tai's By-laws shall be not less than one nor more than eight.

         Unless otherwise directed by shareholders, the proxy holder will vote all shares represented by proxies held by them for the election of the following nominees, all of whom are now members and constitute the Company's Board of Directors. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgement.

INFORMATION CONCERNING NOMINEES

         Information concerning the nominees based on data provided by them is set forth below:

     TADAO MURAKAMI, 55. Mr. Murakami has served the Company in various executive capacities since 1984. He became a Director of the Company in December 1989. From June 1989 to July 1994, Mr. Murakami was employed as the President of the Company's Hong Kong subsidiary, following which he succeeded Mr. Koo as President of the Company. In June 1995, he became the Company's Chief Executive Officer. In September 1998, Mr. Murakami assumed the position of Chairman of the Board.

     SHIGERU TAKIZAWA, 59. Mr. Takizawa joined the Company in September 1998 after a forty-year career with Toshiba Corporation holding various senior management and executive positions. He assumed the positions of President and Chief Executive Officer of the Company, succeeding Mr. Murakami.

     M.K. KOO, 55. Mr. Koo served as Chairman of the Board of Directors of Nam Tai and its predecessor companies since inception until assuming the newly created position of Senior Executive Officer, Corporate Strategy, Finance and Administration. He was the Chief Executive Officer of the Company until June 1995. Mr. Koo serves on the Company's Audit Committee.

     CHARLES CHU, 42. Mr. Chu originally served as Secretary and a Director of the Company from August 1987 to September 1989. He was reappointed a Director in December 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on Nam Tai's Audit Committee.


     STEPHEN SEUNG, 52. Mr. Seung was appointed a Director of Nam Tai in 1995. He is an attorney and Certified Public Accountant and has been engaged in the private practice of law and accounting in New York since 1981. Mr. Seung serves on Nam Tai's Audit Committee and is its authorised agent in the United States.

     There is no family relationship among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any such director or executive officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected at its Annual Meeting of Shareholders and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

     The  aggregate  amount  of  compensation   paid  by  the  Company  and  its
subsidiaries during the year ended December 31, 1998 to all directors and officers as a group for services in all capacities was approximately $1,903,000.

     Directors who are full-time employees of the Company receive no additional compensation for services as a director. Effective January 1, 1993, the Company adopted a policy to pay each director who is not an employee of the Company or any of its subsidiaries for service as a director $1,000 per month, $750 per meeting attended in person, $500 per meeting attended by telephone and to reimburse all reasonable expenses incurred in connection with services as a director.

CONTROL OF THE COMPANY

     The following table sets forth information as of April 26, 1999 regarding the ownership of the Company's common shares by all persons known by the Company to be the owner of more than ten percent (10%), by all directors owning common shares and by all directors and executive officers as a group:

IDENTITY OF                        NUMBER OF COMMON     PERCENT (1)
PERSON OR GROUP                        SHARES OWNED       OF CLASS

M.K. Koo (2) .......................      3,499,489         34.2 %

Tadao Murakami (3) .................        808,249          8.6 %

Stephen Seung (4) ..................         17,000          0.2 %

Executive Officers and .............      4,326,380         41.5 %
 Directors as group (11 persons) (5)

     (1) There were 9,250,323 shares outstanding on April 26, 1999. Percent of class calculation assumes full exercise of the individual's or group's outstanding options and warrants and was calculated in accordance with Rule 13d(1) (i) under the Securities and Exchange Act of 1934. (2) Includes 2,519,306 Common Shares personally owned by Mr. Koo, 926,850 Common Shares that Mr. Koo may acquire upon exercise of Warrants and 53,333 Common Shares issuable to Mr. Koo upon exercise of options within 60 days of April 26, 1999. (3) Includes 613,155 Common Shares that are personally owned by Mr. Murakami, and 195,094 Common Shares that Mr. Murakami may acquire upon exercise of Warrants. (4) Includes 13,000 Common Shares and 4,000 Warrants to purchase Common Shares, registered to Violet Seung, Mr. Seung's wife, as to which Mr. Seung disclaims beneficial ownership. (5) Includes 3,146,607 Common Shares, 1,126,440 Common Shares that may be acquired upon exercise of Warrants and 53,333 Common Shares issuable upon exercise of options exercisable within 60 days of April 26, 1999.

STOCK OPTIONS

     As of April 26, 1999, there were outstanding options to purchase an aggregate of 353,333 shares of the Company. Of these options, 53,333 are exercisable at a price of $10.50 per share until January 11, 2001, 3,500 are exercisable at a price of $15.75 per share until March 16, 2001 and 296,500 are exercisable at a price of $10.50 per share until March 16, 2001 with the earliest exercise date being august 31, 1999. A total of 203,833 options are held by executive officers and directors of the Company. This includes 82,500 options held by Mr. Tadao Murakami, Chairman, 53,333 options held by Mr. M.K. Koo, Senior Executive Officer, 20,000 options held by Mr. Hidekazu Amishima, General Manager of Namtai Electronic (Shenzhen) Co. Ltd. ("NTES"), 25,000 options held by Mr. Y.C. Chang, Vice-General Manager of NTES, 10,000 options held by Mr. Charles Chu, Director, 10,000 options held by Mr. Stephen Seung, Director and 3,000 options held by Mr. Lorne Waldman, Secretary. With the exception of the 53,333 options held by Mr. M.K. Koo, options held by the executive officers are not exercisable until August 27, 1999. The remaining options are held by employees and key advisors of the Company.

     For information concerning, the Company's Stock Option Plan, see Proposal No. 2 to approve amendments to the Company's 1993 Stock Option Plan to increase by 425,000 shares the number of Common Shares that can be optioned and sold under the Stock Option Plan.

INFORMATION CONCERNING AUDIT COMMITTEE

     Pending their election as directors, the Audit Committee will consist of Mr. M. K .Koo, Mr. Stephen Seung and Mr. Charles Chu. The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company's auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company's independent accountants, consults on the adequacy of the Company's internal controls and accounting procedures and reviews and approves financial statements and reports.

                                 PROPOSAL NO. 2

        TO APPROVE AMENDMENTS TO THE COMPANY'S 1993 STOCK OPTION PLAN TO
          INCREASE BY 425,000 SHARES THE NUMBER OF COMMON SHARES THAT
              CAN BE OPTIONED AND SOLD UNDER THE STOCK OPTION PLAN

     The Stock Option Plan was adopted by the Company's Board of Directors on August 18, 1993 and amended on December 15, 1993, January 12, 1996 and April 26, 1999 to increase the number of shares that may be issued upon exercise of stock options granted under the Stock Option Plan from 300,000 to 650,000 to 1,000,000 to 1,425,000 Common Shares. The Stock Option Plan was also amended on December 12, 1996 in order to satisfy certain conditions for the listing of the Company's Common Shares on the Toronto Stock Exchange. These amendments were removed as the Company voluntarily delisted its Common Shares on the Toronto Stock Exchange on September 30, 1997.

     Since inception through April 26, 1999, options under the Stock Option Plan to purchase an aggregate of 513,367 Common Shares had been exercised. At April 26, 1999, there were options under the Stock Option Plan to purchase an aggregate of 353,333Common Shares outstanding and there were options to purchase an aggregate of 133,300 Common Shares available for future grant. Accordingly, the Board is seeking approval of shareholders at this Annual Shareholders Meeting to reserve an additional 425,000 Common Shares to be available for future grant of stock options under the Stock Option Plan.

     The Board of Directors believes that the selective use of stock options is an effective means of attracting, motivating and retaining employees, directors consultants and advisors and that the availability of the number of shares covered by the Stock Option Plan, as amended, is essential to the success of the Company. The Board of Directors recommends that the shareholders approve the proposed amendments. The affirmative vote of a majority of all shares of the Company present at the meeting in person or by proxy is required to approve the amendments.

     The summary of the provisions of the Stock Option Plan, which follows, is not intended to be complete. A copy of the Stock Option Plan, as amended by the Board, is annexed to this Proxy Statement as Exhibit A.

Summary of the Provisions of the Stock Option Plan as Amended

     The primary purpose of the Stock Option Plan is to induce key employees to remain in the employ of the Company or of any subsidiary of the Company, and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The board of directors of the Company believes the Stock Option Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success

     The Stock Option Plan is administered by the Company's Board of Directors (the"Board"). Subject to the express provisions of the Stock Option Plan, the Board has complete authority, in its discretion, to determine those persons (hereinafter referred to as"participants") to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board also has the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board may take into account the nature of the services rendered by respective particpants, their present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Board in its discretion shall deem relevant.

     Subject to the express provisions of the Stock Option Plan, the Board also has complete authority to interpret the Stock Option Plan, to prescribe, amend and rescind rules and relations relating to the Stock Option Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Stock Option Plan.

     An option may be granted under the Stock Option Plan only to an officer or other key employee, or a director, consultant or advisor of the Company and of its present and future subsidiary corporations. The granting of an option to any particpant shall not confer upon the particpant any right to continue in the employ of, or other relationship with, the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment or relationship of the participant at any time.

     The option price is determined by the Board at the time the option is granted and must be at least equal to the fair market value of the Common Shares on the date of the grant as is reasonably determined by the Board.

      An option is considered granted on the date the Board acts to grant the option.

     The board of directors, without approval of the shareholders may terminate the Stock Option Plan at any time, but no termination shall, without the participant's consent, alter or impair any of the rights under any option theretofore granted to him under the Stock Option Plan.

     The term of each option granted under the Stock Option Plan will be for such period (hereinafter referred to as the "option period") not exceeding ten
(10) years as the Board shall determine. The following sets forth information concerning the terms of the options heretofore granted under the Stock Option Plan.

     YEAR ISSUED     OPTIONS ISSUED     EXERCISE PRICE           EXPIRY DATE
     -----------     --------------     --------------     -----------------
        1993                300,000              $5.35     September 9, 1998
     -----------     --------------     --------------     -----------------
        1994                340,000             $11.00         July 15, 1999
     -----------     --------------     --------------     -----------------
        1994                 10,000            $11.375         July 15, 1999
     -----------     --------------     --------------     -----------------
        1996                170,000             $10.50      January 11, 2000
     -----------     --------------     --------------     -----------------
        1998                  3,500             $15.75        March 16, 2001
     -----------     --------------     --------------     -----------------
        1998                296,500(1)          $10.50        March 16, 2001
     -----------     --------------     --------------     -----------------
     (1) Options were originally issued in March 1998 with an exercise price of $15.75 and were reissued in August 1998 with an exercise price of $10.50 and are not exercisable until August 27, 1999.

      Each option granted under the Stock Option Plan is exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Stock Option Plan, the Board shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employ of the Company or has his employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to the Company in U.S. dollars (or the Hong Kong dollar equivalent) of the amount of the option purchase price for the number of Common Shares with respect to which the option is then exercised.

     Options under the Stock Option Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

      Options granted pursuant to the Stock Option Plan shall be evidenced by stock option agreements in such form as the Board shall adopt from time to time.

      In the event that a dividend shall be declared upon the Common Shares of the Company payable in Common Shares of the Company the number of Common Shares then subject to any such option and the number of shares reserved for issuance pursuant to the Stock Option Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding Common Shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each Common Share reserved for issuance upon exercise of options pursuant to the Stock Option Plan, the number and kind of shares of stock or other securities into which each outstanding Common Share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in this paragraph in the number or kind of outstanding Common Shares of the Company or of any stock or other securities into which such Common Shares shall have been changed or for which it shall have been exchanged, then if the Board shall in sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the Stock Option Plan, but not yet covered by an option and of the shares then subject to an option or options, such adjustment shall be made by the Board and shall be effective and binding for all purposes of the Stock Option Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted as provided for in this paragraph shall be determined by dividing the option price in such agreement for each share prior to such substitution or adjustment by the number of shares or the fraction of a share substituted for such share or to which such share shall have been adjusted. No adjustment or substitution provided for in this paragraph shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

      The Board of Directors, without approval of the shareholders, may amend from time to time the Stock Option Plan in such respects, as the Board may deem advisable. No amendment shall, without the participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Stock Option Plan.

      Common Shares issued pursuant to the exercise of an option granted under the Stock Option Plan, or any interest therein, may be sold, assigned, gifted, pledged, hypothecated, encumbered or otherwise transferred or alienated in any manner by the holder(s) thereof, subject however to such restrictions as may be contained in the Stock Option Agreement and to any representations or warranties requested under the Stock Option Plan and also subject to compliance with any applicable United States, state or other local law, regulation or rule governing the sale or transfer of stock or securities.

                                   PROPOSAL 3

                  RATIFY SELECTION OF INDEPENDENT ACCOUNTANTS


     The Board of Directors has selected Deloitte Touche Tomatsu as independent accountants of the Company for the year ending December 31, 1999 and further directed that the Company submit the selection of independent accountants for ratification by shareholders at the Company's Annual Meeting of Shareholders. Deloitte Touche Tomatsu was appointed by the Board of Directors as independent accountants of the Company for the year ending December 31, 1998, replacing Price Waterhouse.

OTHER BUSINESS

      The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgement.

                                              By order of the Board of Directors

                                              /s/ Tadao Murakami
                                              Chairman of the Board of Directors

Dated April 26, 1999
Hong Kong

                              AMENDED AND RESTATED

                             1993 STOCK OPTION PLAN
                                       OF
                            NAM TAI ELECTRONICS, INC.

                      (As adopted August 18, 1993, amended
                         December 15, 1993, January 12,
                         1996, and amended and restated
                                April 26, 1999).


     1. Purpose. The purpose of the Nam Tai Electronics, Inc. 1993 stock option plan (the "plan") is to induce key employees to remain in the employ of Nam Tai Electronics, Inc., a British Virgin Island international business corporation (hereinafter referred to as the "Company") or of any subsidiary of the Company, and to encourage such employees to secure or increase on reasonable terms their stock ownership in the Company. The board of directors of the Company believes the plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

     2. Effective Date of the Plan. The plan shall become effective on August 18, 1993, the date originally adopted by the board of directors.

     3. Stock Subject to Plan. The maximum number of common shares which may be issued pursuant to the exercise of options granted under the plan is one million four hundred and twenty-five thousand shares (1,425,000) subject to the adjustments provided in paragraph 14 below. Nine hundred and eleven thousand six hundred and thirty-tree shares (911,633) of the authorized but unissued common shares of the Company as of April 26, 1999 will be reserved for issue upon exercise of options granted under the plan subject to the adjustments provided in paragraph 14 below; provided, however, that the number of such authorized but unissued shares so reserved may from time to time be reduced to the extent that a corresponding amount of issued and outstanding stock has been purchased by the Company and set aside for issue upon the exercise of options granted under the plan. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the plan.

     4. Administration. The plan shall be administered by the Board of Directors or a committee referred to in paragraph 5 (hereinafter referred to as the "committee"). Subject to the express provisions of the plan, the Board of Directors or the committee, if so appointed, shall have complete authority, in its discretion, to determine those key employees, directors, consultants and advisors (hereinafter referred to as "participants") to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board of Directors or the committee, if so appointed, shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment, directorship or consultancy of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board of Directors or the committee, if so appointed, may take into account the nature of the services rendered by respective participants, their present and potential contributions to the success of the Company or its subsidiaries, as hereinafter defined, and such other factors as the Board of Directors or the committee, if so appointed, in its discretion shall deem relevant. Subject to the express provisions of the plan, the Board of Directors or the committee, if so appointed, shall also have complete authority to interpret the plan, to prescribe, amend and rescind rules and relations relating to the plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the plan. The determinations of Board of Directors or the committee, if so appointed, on the matters referred to in this paragraph 4 shall be conclusive.

     5. Committee. The committee, if so appointed, shall consist of not less than three members of the board of directors of the Company. The committee, if so appointed, shall be appointed from time to time by the board of directors, which may from time to time appoint members of the committee in substitution for members previously appointed and may fill vacancies, however caused, in the committee. A majority of its members shall constitute a quorum. All determinations of the committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all of the members shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held. The committee shall also have express authorization to hold committee meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

     6. Eligibility. An option may be granted under the plan only to officers or other key employee or a director, consultant or advisor of the Company and of its present and future subsidiary corporations. The granting of an option to any participant shall not confer upon that participant any right to continue in the employ, directorship, consultancy or other relationship of or with the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment, consultancy or other relationship of the participant at any time.

     7. Option Price. The option price will be determined by the Board of Directors or the committee, if so appointed,, in its discretion, at the time the option is granted. While the Board of Directors or the committee, if so appointed, shall have complete and sole discretion in determining the option price, and it shall be the policy of the Company not to grant options that are exercisable at less than the less than 100% of the fair market value of the common stock on the date of grant as shall reasonably be determined by the Board of Directors or the committee, if so appointed, except in the most unusual circumstances as shall be determined by the Board of Directors or the committee, if so appointed, at the time of specific grants. 8. Date of Option Grant. An option shall be considered granted on the date the Board of Directors or the committee, if so appointed, acts to grant the option, or such date thereafter as the Board of Directors or the committee, if so appointed, shall specify.

     9. Term of Plan. The board of directors, without further approval of the shareholders may terminate the plan at any time, but no termination shall, without the participant's consent, alter or impair any of the rights under any option theretofore granted to him under the plan.

     10. Term of Options. The term of each option granted under the plan will be for such period (hereinafter referred to as the "option period") not exceeding ten (10) years as the Board of Directors or the committee, if so appointed, shall determine. Each option shall be subject to earlier termination as described under "exercise of options."

     11. Exercise of Options. Each option granted under the plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the plan, the Board of Directors or the committee, if so appointed, shall have compete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employ of the Company or has his employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to Company in U.S. dollars or the Hong Kong dollar equivalent of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised.

     12. Nontransferability. Options under the plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

     13. Agreements. Options granted pursuant to the plan shall be evidenced by stock option agreements in such form as the Board of Directors or the committee, if so appointed, shall from time to time adopt.

     14. Adjustment of Number of Shares. In the event that a dividend shall be declared upon the common shares of the Company payable in common shares of the Company the number of common shares then subject to any such option and the number of shares reserved for issuance pursuant to the plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding common shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each common share reserved for issuance pursuant to the plan, option, the number and kind of shares of stock or other securities into which each outstanding common share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in this paragraph in the number or kind of outstanding common shares of the Company or of any stock or other securities into which such common shares shall have been changed or for which it shall have been exchanged, then if the Board of Directors or the committee, if so appointed, shall in its sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the plan, but not yet covered by an option and of the shares then subject to an option or options, such adjustment shall be made by the Board of Directors or the committee, if so appointed, and shall be effective and binding for all purposes of the plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted as provided for in this paragraph shall be determined by dividing the option price in such agreement for each share prior to such substitution or adjustment by the number of shares or the fraction of a share substituted for such share or to which such share shall have been adjusted. No adjustment or substitution provided for in this paragraph shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

     15. Amendments. The board of directors, without approval of the shareholders, may from time to time amend the plan in such respects as the board may deem advisable. No amendment shall, without the participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the plan.

     In witness whereof, the Board of Directors of the Company has amended and restated this plan, as originally adopted on August 18, 1993 and amended on December 15, 1993, January 12, 1996 and April 26, 1999.

NAM TAI ELECTRONICS, INC.


By:/s/ Tadao Murakami
Chairman of the Board

PROXY                                                          PROXY
NAM TAI ELECTRONICS, INC. ANNUAL MEETING OF SHAREHOLDERS - JUNE 11, This Proxy is Being Solicited on Behalf of the Board of Directors of the Company

     The  undersigned  shareholder(s)  of  Nam  Tai  Electronics,   Inc.  hereby
nominate, constitute and appoint STEPHEN SEUNG, with the power to appoint his substitute, and hereby authorises him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Electronics, Inc. standing in my name on its books on April 26, 1999 at the annual meeting of its shareholders to be held at 11:30 a.m. on June 11, 1999 at the Peninsula Hotel in La Grande Salle room, 700 5th Avenue at 55th Street, New York, New York, and at any adjournment thereof.
1. FOR __ WITHHOLD AUTHORITY FOR __ the election as directors of the Company of five (5) persons listed: Tadao Murakami, Shigeru Takizawa,
M.K. Koo, Charles Chu and Stephen Seung; (Instruction: To withhold authority to vote for any individual nominee draw a line through the nominee's name above.)
2. FOR __ AGAINST __ ABSTAIN __ a proposal approving amendments to the Company's 1993 Stock Option Plan to increase by 425,000 shares the number of Common Shares that can be optioned and sold under the Stock Option Plan;
3. FOR __ AGAINST __ ABSTAIN __ a proposal approving the selection of Deloitte Touche Tomatsu as independent accountants of the Company for the year ending December 31, 1999;
        (The Board of Directors recommends a vote FOR Items 1, 2 and 3.)
                 (Continued and to be signed, on reverse side)

4. If the Chairman of the Board is not present by 11:30 a.m. in accordance with Regulation 37 of the Company's Articles of Association, I hereby authorise my proxy to choose a chairman for the meeting;
5. In his discretion, the proxy is authorised to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.


                                                   -----------------------------
                                                                Number of Shares
Dated:           , 1999
-----------------------
                                                   -----------------------------
                                                        Signature of Shareholder


                                                   -----------------------------
                                                        Signature of Shareholder

(Please date this Proxy and sign your name as it appears on your stock certificate(s). Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)

IF NO SPECIFICATION IS MADE THIS PROXY WILL BE VOTED FOR ELECTION OF EACH DIRECTOR AND FOR ITEMS 2 and 3. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                       For and on behalf of
                                      Nam Tai Electronics, Inc.


                                       /s/ Tadao Murakami
                                       Chairman

Date: June 23, 1999